

PA
34

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response......12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



08026954

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42529

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saybrook capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 wilshire Blvd., Suite 850
(No. and Street)

Santa monica   CA   90401
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barbra Luzzatto   (310)656-4284
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse, Carlin & Van Tright LLP
(Name – if individual, state last, first, middle name)

1601 Cloverfield Blvd., Suite 300   Santa Monica, CA   90404
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 5 2008
THOMSON
FINANCIAL

008
Mail Processing
Section

FEB 2 6 2008

Washington, DC
100

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)
**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Jon P. Schotz___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Saybrook Capital Corp___ , as of ___December 31___ , 20 _07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See attached Certificate

_____
Signature

Partner
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1   Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this

__21__ day of __February__ , 20 _08_ , by
Date   Month   Year

(1)__John P. Schotz__ ,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (,)

(and

(2)_____
Name of Signer

~~proved to me on the basis of satisfactory evidence~~
~~to be the person who appeared before me.)~~

Signature __Janice Caruso__
Signature of Notary Public

JANICE CARUSO
Commission # 1517872
Notary Public - California
Los Angeles County
My Comm. Expires Oct 4, 2008

Place Notary Seal Above

———————————— *OPTIONAL* ————————————

Though the information below is not required by law, it may prove
valuable to persons relying on the document and could prevent
fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document:__Annual Audited Report__

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SAYBROOK CAPITAL CORP.
FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULES
AND
INDEPENDENT AUDITORS' REPORTS
DECEMBER 31, 2007 AND 2006

SAYBROOK CAPITAL CORP.

DECEMBER 31, 2007 AND 2006
TABLE OF CONTENTS

All other supplemental information required by Rule 17a-5 and the Statement of Changes in Liabilities Subordinated to Claim of General Creditors has not been provided as the Registrant is excluded from the disclosure requirement or it is not applicable.



HCVT
CERTIFIED PUBLIC
ACCOUNTANTS

HOLTHOUSE
CARLIN &
VAN TRIGT LLP

Independent Auditors' Report

To the Board of Directors of
  Saybrook Capital Corp.:

We have audited the accompanying statements of financial condition of Saybrook Capital Corp., a Delaware corporation, as of December 31, 2007 and 2006, and the related statements of operations and comprehensive income (loss), changes in shareholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saybrook Capital Corp. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
February 22, 2008

1601 Cloverfield Boulevard, Suite 300 South, Santa Monica, CA 90404 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 117 East Colorado Boulevard, 6th Floor, Pasadena, CA 91105
18401 Von Karman, Suite 200, Irvine, CA 92612 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436

SAYBROOK CAPITAL CORP
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

Assets

	2007	2006
Current assets		
Cash and cash equivalents	$ 214,974	$ 190,790
Marketable security, at fair market value	52,500	129,000
Total current assets	267,474	319,790
Property and equipment		
Furniture and equipment	28,161	28,161
Leasehold improvements	7,451	7,451
Total property and equipment	35,612	35,612
Less: accumulated depreciation and amortization	(35,612)	(35,612)
Net property and equipment	-	-
Other assets		
Due from affiliates, net	280	250
Notes receivable	21,457	27,278
Total other assets	21,737	27,528
Total assets	$ 289,211	$ 347,318

Liabilities and Shareholders' Equity

	2007	2006
Current liabilities		
Accounts payable and accrued expenses	$ 450	$ -
Total current liabilities	450	-
Commitments and contingencies (Notes 1,2,3,4,5,6 and 7)		
Shareholders' equity	288,761	347,318
Total liabilities and shareholders' equity	$ 289,211	$ 347,318

See notes to financial statements.

SAYBROOK CAPITAL CORP
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Income		
FINRA one-time special member payment	$ 35,000	$ -
Interest income	5,690	2,900
Other income	1,079	1,026
Total income	41,769	3,926
Operating expenses		
Dues and subscriptions	2,673	987
Insurance	1,108	1,119
Professional fees - accounting	16,415	5,682
Office expenses	225	221
FINRA filing fees	2,555	4,120
Telephone	50	21
Total operating expenses	23,026	12,150
Income (loss) before California Franchise tax	18,743	(8,224)
California Franchise tax	800	800
Net income (loss) before comprehensive income (loss)	17,943	(9,024)
Adjustments for comprehensive income (loss):		
Unrealized income (loss) on marketable security	(76,500)	9,000
Net comprehensive loss	$ (58,557)	$ (24)

See notes to financial statements.

3

SAYBROOK CAPITAL CORP
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities:		
Net income (loss)	$ 17,943	$ (9,024)
Adjustments to reconcile net income (loss)		
to net cash provided by (used in) operating activities:		
Due (to)/from affiliates	(30)	344
Accounts payable and accrued expenses	450	(9,925)
Net cash provided by (used in) operating activities	18,363	(18,605)
Cash flows from investing activities:		
Proceeds from note receivable	5,821	8,157
Cash provided by investing activities	5,821	8,157
Net change in cash and cash equivalents	24,184	(10,448)
Cash and cash equivalents		
Beginning of year	190,790	201,238
End of year	$ 214,974	$ 190,790
Supplemental disclosures of cash flow information:		
Cash paid during the year for state income taxes	$ 800	$ 800
Cash paid during the year for interest expense	$ -	$ -
Supplemental disclosure of non-cash investing transactions:		
Unrealized income (loss) on marketable security	$ (76,500)	$ 9,000

See notes to financial statements.

SAYBROOK CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE 1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

<u>Organization and Nature of Business</u>

Saybrook Capital Corp., a Delaware corporation (the Company), incorporated on February 2, 1990, is a specialty investment advisor, with an emphasis in structured finance and public finance, including underwritings, restructurings and workouts, and financial advisory services for both taxable and tax-exempt securities. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA).

<u>Authorized Shares</u>

The Company's Certificate of Incorporation authorized the issuance of 10,000 shares of common stock having a par value of $0.001 per share. As of December 31, 2007 and 2006 9,999 shares of common stock were outstanding.

<u>Revenue Recognition</u>

Revenue from management and monthly engagement fees are recognized when services are performed and earned. Success fees are recognized when the services are completed, any contingencies no longer exist and the Company anticipates the realization of income through future cash payments.

<u>Property, Equipment and Leasehold Improvements</u>

Equipment, furniture and leasehold improvements are stated at cost. Depreciation and amortization expense is calculated principally on an accelerated method over the estimated economic useful lives of the assets, which are five to seven years, or, for leasehold improvements, the term of the lease, if shorter. Equipment, furniture and leasehold improvements were fully depreciated as of April 2003.

<u>Income Taxes</u>

The Company has elected to be treated as an S-Corporation for federal and state income tax purposes. Accordingly, the Company is not liable for federal income taxes and is liable for state income taxes of 1.5 percent of taxable income. The Company has no significant timing differences for state tax reporting and, accordingly, there are no deferred state tax assets or liabilities.

<u>Statements of Cash Flows</u>

For purposes of the statements of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

<u>Reclassifications</u>

Certain reclassifications have been made to 2006 amounts to conform to the presentation of the 2007 financial statements.

6

NOTE 1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. **CONCENTRATION OF CREDIT AND BUSINESS RISK**

The Company's cash and cash equivalents are maintained in various bank accounts. The Company has exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

The Company shares office space with affiliated companies and receives administrative support and other services for which it is not charged. The Company's additional operating costs, if it was required to reimburse the affiliate, are not known (see Note 7).

The Company generated no investment advisory fee income for the years ended December 31, 2007 and 2006.

NOTE 3. **NOTES RECEIVABLE**

On October 3, 1995, the Company purchased an unsecured note receivable totaling $50,000, with interest at the rate of 15 percent payable semi-annually on March 1 and September 1. The principal balance was due June 30, 2004. Based upon the terms of the note, the Company received a secondary note receivable in the amount of $3,250, which represents the accrued interest on the note through March 1, 1996. The secondary note receivable carries the same terms as the primary note receivable (collectively, the Notes). In 2007 and 2006, the Company received $5,821 and $8,157, respectively, which was recorded as a reduction in the notes receivable. Due to the uncertainty of the collection of the notes, no interest income is being recorded.

NOTE 4. **MARKETABLE SECURITY**

In May 2004, the Company purchased 150,000 units of Tremisis Energy Acquisition Corp for $97,515. Tremisis Energy Acquisition Corp was acquired by Ram Energy Resources, Inc in 2006. As of December 31, 2007, the fair market value of this investment was $52,500. The Company recognized an unrealized loss on marketable security of $76,500 in 2007 and unrealized income of $9,000 in 2006 in the accompanying statement of shareholders' equity.

NOTE 5.   OFFICE LEASE

During 2007, the Company, which leases office space under an operating lease, amended the lease to extend the term through February 28, 2013. The Company's affiliates utilize the leased facilities. The amended lease requires monthly rental payments, beginning March 1, 2008 of $45,579, which increase annually by 4 percent. The Company is a signatory to this lease; however, an affiliate of the Company makes the lease payments and incurs the rent expense. As of December 31, 2007 and 2006, all required lease payments have been made by the affiliate.

Future annual noncancelable rental commitments are as follows:

2008	$	521,673
2009		565,176
2010		587,783
2011		611,294
2012		635,746
Thereafter		106,641
Total	$	3,028,313

NOTE 6.   NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). In accordance with the net capital provisions of Rule 15c3-1, the Company is required to maintain a minimum net capital, defined as the greater of $100,000 or 6 2/3 percent of the Company's total aggregated indebtedness and a maximum net capital ratio of 15 to 1. The basic concept of the net capital rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

At December 31, 2007, the Company had net capital of $255,279, which exceeded the minimum requirement ($100,000) by $155,279 and had an aggregated indebtedness to net capital ratio of .00 to 1. The Company may have future capital withdrawals, but management intends to limit these distributions so they will not cause the Company to be in violation of its net capital requirements.

NOTE 7.   RELATED PARTY TRANSACTIONS

General Operating Expenses

An entity owned by the shareholders of the Company pays for all employee costs and certain operating expenses of the Company, except those expenses directly relating to broker-dealer transactions. As a result, the Company, at the discretion of the shareholders, pays a management fee to the related entity to reimburse for significant general operating expenses. No management fee was charged for these services for the years ended December 31, 2007 and 2006.

SAYBROOK CAPITAL CORP
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2007

	Accounts From		
	Audited Financial Statements	Unaudited FOCUS Part II	Difference Increase (Decrease)
Total Shareholders' Equity	$ 288,761	$ 299,261	$ (10,500) (A)
Deductions and/or Charges Non-allowable assets included in the following statement of financial condition captions:			
Note receivable	21,457	21,457	-
Other assets	280	280	-
Total Non-Allowable Assets	21,737	21,737	-
Net capital before haircuts	267,024	277,524	(10,500) (A)
Haircuts on securities	7,875	9,450	(1,575) (A)
Undue concentration	3,870	5,287	(1,417) (A)
Net capital	$ 255,279	$ 262,787	$ (12,075)
Total Aggregated Indebtedness	$ 450	$ 450	$ -
Minimum Net Capital - 6 2/3% of A.I.	$ 30	$ 30	
Minimum Net Capital Required	$ 100,000	$ 100,000	
Excess Net Capital	$ 155,279	$ 162,787	
Excess Net Capital at 1000%	$ 255,234	$ 262,742	
Ratio of Aggregated Indebtedness to Net Capital	0.00 to 1	0.00 to 1	

Differences resulted from the following audit adjustments
for the year ended December 31, 2007.

1. Adjustments to correct shareholders' equity

    (A)   To adjust year-end marketable security balance   (10,500)

            Total adjustments to correct shareholders' equity $ (10,500)

See notes to financial statements.

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3 (k) (2) (ii), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See notes to financial statements.

SAYBROOK CAPITAL CORP
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2007

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3 (k) (2) (ii), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.



HOLTHOUSE CARLIN & VAN TRIGT LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

To Board of Directors of
Saybrook Capital Corp.:

In planning and performing our audit of the financial statements and supplemental information of Saybrook Capital Corp. (the Company) for the year ended December 31, 2007, we considered its internal control over financial reporting, including control activities for safeguarding securities (collectively, internal controls), as a basis for designing our audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we do not express an opinion on the effectiveness of the Company's internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3
(Continued)

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal controls.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal controls.

Our consideration of internal controls was for the limited purposes described in the first paragraph and would not necessarily identify all deficiencies in internal controls that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal controls that we consider to be significant deficiencies or material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material weakness for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the SEC, the New York Stock Exchange and other information and regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holthouse Carlin & Van Trygt LLP

Santa Monica, California
February 22, 2008

END